FIRST HARTFORD CORPORATION
149 Colonial Road
P.O. Box 1270
Manchester, CT   06045-1270
Tel: (860) 646-6555
Fax: (860) 646-8572

July 14, 2006

Mr. Stevens Jacobs
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC   20549

Re:	First Hartford Corporation Item 4.02 Form 8-K Filed July 5, 2006 File No. 0-08862

Dear Mr. Jacobs:

Form 8-K filed July 5, 2006

Comment:

1.         Please revise to clearly disclose the date of your conclusion regarding the non-reliance and an identification of the financial statements and years or periods covered that should no longer be relied on.  Refer to Item 4.02(a)(1) of Form 8-K.

Response:

As required by Item 4.02(a)(1) of Form 8-K, we have filed a Form 8-K/A to clearly disclose the date of our conclusion regarding the non-reliance and an identification of the financial statements and years or periods covered that should no longer be relied upon.

Comment:

2.         Please amend your report to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).  Refer to Item 4.02(a)(3) of Form 8-K.

Response:

As required by Item 4.02(a)(3) of Form 8-K, we have filed a Form 8 K/A to include a statement that authorized officers of First Hartford Corporation discussed with its independent public accounting firm, Carlin Charron & Rosen, LLP, the matters disclosed in the filing.

Comment:

3.         Please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures in light of the restatement for all periods impacted by the restatement.  In addition, please confirm to us that you plan to address this reconsideration and the related conclusions, as well as the impact of the restatement on your officers' conclusion as to the effectiveness of disclosure controls and procedures for the year ended April 30, 2006, in your Form 10-K for the fiscal year ended April 30, 2006 that will contain the restated financial statements.

Response:

The officers of the Company have not reconsidered the effectiveness of disclosure controls and procedures in light of the restatement for all periods impacted by the restatement.  We confirm our intent to address this reconsideration and the related conclusions, as well as the impact of the restatement on our officers' conclusion as to the effectiveness of disclosure controls and procedures for the year ended April 30, 2006 in our Form 10-K for the fiscal year ended April 30, 2006 that will contain the restated financial statements.

The undersigned acknowledges:

  The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

  Staff comments or changes to disclosure in response to staff comments, do not foreclose the commission from taking any action with respect to the filings; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the Federal Securities Laws of the United States.

Thank you for your help.

Sincerely yours,

First Hartford Corporation

/s/Stuart I. Greenwald
Stuart I. Greenwald
Treasurer